U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers

                         Under Section 12(b) or (g) of
                     the Securities Exchange Act of 1934

                      East Coast Airlines, Incorporated
                        -----------------------------
                       (Name of Small Business Issuer)

                Delaware                            14-1818396
               ----------                           ----------
       (State or Other Jurisdiction               (I.R.S. Employer
           of Incorporation)                    Identification Number)



                 C/O Sullivan, McBride, Hess & Youngblood, P.C.
                     4 Tower Place, Albany, NY  12203
--------------------------------------------------------------------------------
         (Address of Principal Executive Offices including Zip Code)

                                (518) 438-5364
                                --------------
                           (Issuer's Telephone Number)

            Securities to be Registered Under Section 12(b) of the Act:

             None



            Securities to be Registered Under Section 12(g) of the Act:

             Common Stock, Par Value $0.0001
            (Title of Class)

TABLE OF CONTENTS

Part I								Page(s)
Item 1:           Description of Business                3
Item 2:           Plan of Operation                     15
Item 3:           Description of Property               16
Item 4:           Security Ownership                    14
Item 5:           Directors, Executive Officers,
                    Promoters And Control Persons       17
Item 6:           Executive Compensation                19
Item 7:		Certain Relationships and Related
                    Transactions                        19
Item 8:           Description of Securities             19

Part II
Item 1:           Market Price of and Dividends on the  20
                    Registrant's Common Equity and
                    Related Stockholder Matters
Item 2:           Legal Proceedings                     21
Item 3:           Changes in and Disagreements with     21
                    Accountants
Item 4:           Recent Sales of Unregistered
                    Securities                          21
Item 5:           Indemnification of Directors and
                    Officers                            22

Part F/S
                  Financial Statements and Select       23
                    financial Data

Part III
Item 1:           Index to Exhibits                     32
                  A) Certificate of Incorporation     34-37
                  B) Corporate Charter and By Laws    38-47
                  C) Financial Information              48

Signatures                                              33




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Forward Looking Statements:

Certain information contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which is subject to a number of risks and uncertainties. The preparation of forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the control of East
Coast Airlines, Inc. ("Company") control. Specific factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: economic conditions, labor costs; aviation fuel costs; competitive pressures on pricing; weather conditions; government legislation; consumer perceptions of the Company's products; demand for air transportation in the markets intended to be served by the Company; other operational matters discussed herein and other risks and uncertainties.
Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed.


Item 1:  Description of Business

Incorporated in November 1999, as a Delaware Corporation, East Coast Airlines Inc. ("Company" or "ECA") intends to become a fully certified Federal Aviation Regulation Part 121 air carrier.

East Coast's business purpose is to provide scheduled air service to small and medium sized markets which have experienced either a total or partial loss of air service as a result of shifts in emphasis by major airlines and their regional counterparts. The Company's primary customer is expected to be the business traveler, the individual most adversely impacted by service disruption in these markets. ECA is intended to be an independent carrier, not constrained by affiliation with any major airline. As such the Company will be free to shape service to the market being served.

Starting with flight operations in New York State, ECA intends to expand throughout the Northeast and then to the Middle Atlantic States.

The company intends to initiate service from as many as three cities within the first year of operation. To meet this objective, the Company will need to acquire a minimum of two aircraft.

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In New York ,the Northeast and the Middle Atlantic states, preliminary marketing research has indicated that potential candidates for service could be drawn from a selection of the following cities.

In New York -
- Olean
- Jamestown
- Elmira
- Binghamton
- Ithaca

In the Northeast
- Pittsfield, MA

In Middle Atlantic States
- Cumberland MD.
- Morgantown WV
- Dover DE

All of the locations noted appear to meet the desired criteria referenced above. Final selection of origination points would be made prior to the initiation of the certification process.

The primary emphasis however, during the first phase of operations would be New York.

In addition to scheduled service, the Company intends to consider initiating "on-demand" charter service from service points at or near the points of scheduled service origination. Market research will have to be completed prior to commitment to any program of this nature. If initiated, such charters would be sold in the off hours such as nights and weekends to maximize the utilization of assets while reducing the conflict with scheduled service.

Airlines are essentially capital intensive service organizations. As such, the investment in aircraft and ground support equipment as well as the certification process would represent the preponderance of the use of proceeds resulting from any capital formation program undertaken by the Company.

The Airline Industry: Domestic airline travel has been impacted by the deregulation of the industry, which occurred in 1978. Since that time, governmental approval of route structures and pricing has been eliminated

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in favor of allowing market demand to dictate which routes are flown by various air-carriers and at what price.

As a result of deregulation, the major and the regional airlines have carried in excess of 700,000,000 passengers in 1999. This in contrast to the 200,000,000 transported in 1980. Deregulation has made airline travel affordable. As a result, the American consumer has now embraced air travel as the preferred means of conveyance. The airlines have also established pricing policies that have insured affordability based on advance purchases.

The predominant current practice by the major airlines is the use of the "hub and spoke" concept whereby passengers are channeled by affiliated regional airlines to a hub airport and consolidated with other arriving passengers for transportation to an ultimate destination. In this manner, load factors on aircraft are optimized for the benefit of economy of scale but oftentimes, the transportation desires of the traveler are subrogated to the needs of the airline to maintain these load factors.

The concept "hub and spoke" has created billion dollar commitments by the airlines to various airports designated as "hubs". For example, US Airways primary hubs are located in Pittsburgh and Philadelphia. Delta Airlines primary hubs are located in Cincinnati and Salt Lake City; Northwest Airlines, in Detroit and Minneapolis; and Southwest, in St. Louis and Kansas City, Missouri. These financial commitments are now driving the strategies of the various major airlines to achieve higher "feeds" to the respective hubs.

The main strategy being used to increase the feed is the mandating by the major airlines that their regional counterparts upgrade to aircraft carrying between forty and seventy passengers and focus on those markets which will support this equipment. This mandate represents a significant shift from the capacity of current aircraft used by these regional counterparts. Accordingly, this mandate is forcing the regional carriers to abandon or reduce service to small and medium sized markets previously serviced, profitably, with smaller nineteen seat passenger aircraft.

For the smaller to medium-sized communities seeking to maintain or seek scheduled air service for the first time, these industry trends have reduced the probability that service may be provided.

The business traveler who has to travel either to or from these communities has been and will continue to be the most adversely impacted.

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A number of Fortune 500 companies have expanded the use of corporate aircraft to minimize the impact of the loss of air service.

In the Northeast, for example, Corning Glass maintains its own thirty passenger corporate shuttle to Newark, New Jersey daily. They have chosen to operate in this manner since no direct service exists from its headquarters (located in Elmira/Corning New York) to Newark, which is a key airport for international departures. USAirways, the primary carrier serving the Corning area, only provides service direct to LaGuardia airport, which significantly restricts corporate travel.

Equipment Choice: The airline intends to acquire and operate British Aerospace Jetstream 32 EP aircraft. This aircraft is a pressurized nineteen passenger airplane with a stand-up cabin as well as on-board lavatory facilities. Pressurization is a key aircraft attribute that allows for flight at altitudes where more favorable weather and aircraft performance conditions may be found. Pressurization of an aircraft also maintains a close to sea level cabin atmosphere at high altitude that generally eliminates the need for continuous oxygen supply for passengers.

Further, the nineteen passenger aircraft will enhance ECA's initiative to market its charter capability. Nineteen passenger aircraft are believed to be highly desired by travel agents setting up leisure tours to gaming institutions as well as corporations requiring the periodic shuttling of personnel.

Competition: In the markets to be served by East Coast Airlines, management believes that there will be no direct competition from other air carriers.

Over the routes being considered in the target market areas, there is no direct competition from other carriers. For example, a route from Elmira, New York to Newark New Jersey would entail a flight time of one hour direct. USAirways, the primary carrier would require two stops and seven hours of travel to arrive at the same destination. USAir would charge a roundtrip fare of approximately $900 for this service. ECA's non-discount walkup fare is estimated at approximately $500. Both fares are exclusive of any passenger facility charge (PFC) or Federal Excise Tax
(FET).

ECA will not operate in a "head to head" manner with any major carrier. Any predatory movement by a major carrier toward ECA in any market served by ECA would be closely examined and reacted to.

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Page 6

Competition from a start up airline such as ECA is a possibility but management views this as unlikely since the splitting of a market in the locations chosen by ECA would not likely support the operations of two carriers. Further, The two primary thresholds which need to be crossed prior to the initiation of air service are financial and regulatory. Both are interrelated. An entity must demonstrate to the satisfaction of the Department of Transportation, that it has the financial resources to sustain itself for six months without the benefit of operational revenue based on
the route structure being used for initial certification.   This financing is
in addition to the capital requirement for equipment acquisition and certification.

For ECA the total estimated financial requirement is $5,000,000. ECA will operate nineteen passenger aircraft on a limited route structure. For contrast purposes, an operator utilizing jet equipment such as a Boeing
737 will require financing in the range of $10,000,000- to $15,000,000- in order to demonstrate financial fitness to the Department of Transportation.

The standards of certification are found under FAR Part121 and mandate that any airline carrying passengers on aircraft of ten seats or more must maintain a certain staffing profile as well as maintenance and operational procedures to insure that Federal Aviation Administration regulations with
regard to safety are met.   In the past operators of nineteen passenger
aircraft were able to operate under the less stringent requirements of FAR
Part 135.

However, indirect competition arises from carriers operating from cities within a few hours driving time of the communities to be served by ECA.
For example, from such points, the carriers could offer deep price discounts through advance purchasing or other means causing a certain number of the travelers ECA seeks to attract to drive to these locations in order to take advantage of the discounts being offered.

Except in the most remote areas in the United States, most travellers have access to discounted airfares at major air centers within one to four hours of surface transportation time. The Company believes that travellers weigh the perceived value of the savings to be achieved against the added transportation time; accordingly the added surface transport time may not be a deterrent to the discretionary traveler.

Page 7

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However, unlike the discretionary traveler, the business traveler, who is the ECA's target customer, is significantly disadvantaged due to time and scheduling constraints. The example noted previously with respect to the comparative cost and travel times from Elmira, New York to Newark, New Jersey are believed to be sufficient reason for the business and discretionary traveler to chose ECA.

Marketing Strategy

The marketing efforts relating to scheduled air service will center on the attainment of the following objectives.

- Low cost service,

- On time service, and

- Non stop, direct service when possible

The implementation of the Company's marketing plan prior to service initiation will consist of a coordinated media program involving print, television and radio. The frequency and content of any media would be structured according to a time line, which would begin approximately ninety days prior to beginning service from a given location.

It is also management's intent to engage in a speaker's program involving presentations to civic and business organizations in the communities where service is to be provided.


Risk Factors

Enumerated below are the primary risk factors management has identified as having the greatest potential of adversely affecting the initiation and continuation of operations.

1) Certification

The airline will be seeking certification as a Federal Aviation Regulation
Part 121 air carrier. The process is very difficult and there is no guarantee that ECA will become certificated. In the event that ECA is unable to be certified, all money spent in the process will have been lost.

Page 8

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The certification under Part 121 involves an in-depth qualitative review of every aspect of the operation of the airline as well as the financial plan to support that operation. Representative of the nature of the process which would take place are the following actions. The intent of the process is to assure compliance with Part 121.

- Examination of overall administrative duties with a focus on the command and control of all operations and the individuals involved.

- Analysis of all company manuals, policies and procedures relating to the maintenance of the aircraft to be used. Included in this review is also the qualification of the personnel and their respective work histories.

- Examination of all manuals, policies and procedures relating to the flight operations including the training syllabus for the subject aircraft to be used.

- Actual in flight review of operational practices over the intended routes to be flown including the observation and evaluation of the administration of emergency procedures relating to mechanical, weather, terrorist as well as medical situations which may occur. Also included is the evaluation of Company dispatch practices which are integral to flight operations since it is the dispatcher, who in conjunction with the Captain of a flight, will determine an action to be taken with respect to flight.

The certification process is lengthy and can take from six to nine months to complete. It is estimated that the process will cost approximately one-half million dollars.

2) Regulatory

The Federal Aviation Administration ("FAA") regulates all aspects of flight and maintenance operations, airline operations and operational specifications. In some circumstances, the FAA can compel an airline to cease operations while compliance with Federal Aviation Regulations are under review.

Such compliance reviews may be conducted at any time or for any reason based solely on the judgement of FAA personnel. The FAA has the right, on an unannounced basis, to inspect any aspect of the company's flight or maintenance operations. In some cases, an inspection by the FAA can also be prompted by a third party complaint.

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In similar fashion, the Department of Transportation ("DOT") oversees the financial fitness of the airline. Statutes require that periodic financial and operating reports be provided to the DOT. If in its judgment, subject to certain guidelines, the DOT believes that the company does not have the financial resource to continue operations, it has the administrative right to suspend the operating certificate of the airline.

In the event either of these regulatory agencies causes an operational stoppage for inspection purposes, the airline could be adversely impacted. Depending upon the time involved until flight operations could be restored, the company may be unable meet its financial obligations.


3) Fuel Costs

At current prices, fifty percent of the direct operating costs of an aircraft are for fuel.

Due to the ability to make volume purchases of fuel, many major airlines are able to hedge fuel cost increases through agreements with major oil producers. ECA does not have this capability.

Should there be a significant increase in the cost of fuel, ticket prices would have to be increased to accommodate the underlying fuel cost. Any increase in ticket prices would have an immediate and adverse effect on load factors and, therefore, operating revenue.


4) Competition

Once ECA has developed a profitable route, it is possible that other carriers may attempt to provide service on the same route at fares below those offered by ECA. Were this to occur, the Company's profitability would be adversely impacted through either the loss of sales or the erosion of profit margins related to ticket sales.


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5) Weather

The airline will be operating in the northeast, a region that is weather sensitive insofar as scheduled operations are concerned. Any of the following conditions can occur during the course of a calendar year, all of which have the potential to create significant travel delays.
- Thunderstorms
- Fog
- In-flight icing
- Wind shear
- Turbulence
- Snowfall and blizzard condiditons
- Flooding

These same conditions may indirectly affect scheduled operations due to their impact on the airspace infrastructure as well as direct effects on the operational capability of the aircraft the Company intends to operate. In the most adverse circumstances, such conditions have caused airlines to suffer serious financial consequences as a result of operating limits and public perception of the airline itself.


6) Employee Work Stoppage

The airline is intended to be a non-union organization. Should any segment of the employee base (flight crews, maintenance, or other personnel) attempt to become represented in a collective bargaining process, work interruptions may be threatened or result which could cause cessation of operations with a corresponding adverse financial impact.


7) Investment Not Liquid.

The Shares of Common Stock of the Company must be acquired for the account of the subscriber for investment purposes only and cannot be readily resold.

There is no established market for the Shares, and there can be no assurance that any market for the Shares will ultimately develop. In the most adverse circumstances, the Shares of Common Stock of the Company could be deemed to be worthless.

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8) No Assurance of Success or Profitability.

There can be no assurance that the Company will be able to complete the required certification process and commence operations. In addition, even if the Company completes these phases, there can be no assurance that it will be able to generate profits therefrom or to otherwise operate successfully.

There can be no assurance that the Company will be able to secure enough financing to commence certification and correspondingly initiate operations. Should overall financing not be secured, any monies invested up to the point of determination may be entirely lost.

In the event that the desired aircraft are not available at costs favorable to the Company, certification would be delayed. Should cost effective alternatives not be found in a timely manner, the certification process as well as the initiation of service could also be jeopardized. In such instance the viability of the financial plan could be questionable causing a threat of loss of all funds invested in the startup and certification process.


9) Dependence on Current Management.

The Company's success will depend upon Messrs. Robert Salluzzo and Charles Youngblood, the President and Vice President, respectively, of the Company.

As officers and directors, it will be their responsibility to secure the necessary certificates, equipment and personnel as well as oversee the implementation of the Company's business plan.

While management has had experience in the aviation industry, management has had no experience in the actual operation of an airline.

Also, in order to secure certification as a Part 121 air carrier, ECA will be required to hire qualified personnel for the following positions.

- Director of Operations
- Chief Pilot
- Chief Inspector
- Chief of Maintenance
- Dispatch Personnel- Initially one to two individuals

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None these positions are currently staffed, and it will be necessary to have these individuals hired prior to the start of the certification process.


10) No Assurance of Dividends.

There can be no assurance that the Company will pay dividends on its capital stock in the foreseeable future. Even if profitable operations are experienced, it would be the Company's near-term intent to reinvest profits in the growth of the business.


11) Anticipated Dilution.

Dilution is a reduction in the value of the purchaser's investment measured by the difference between the purchase price of the shares of Common Stock and the net tangible book value of the shares after the purchase takes place.

The Company anticipates that it will engage in future offerings of its stock to raise the funds necessary to implement its business plan. In such circumstances, holders of the Company's Common Stock will experience dilution in their stock ownership of the Company.


12) "Penny Stock" Rules.

Should a market for the Shares of the Company's Common Stock develop, the Shares will be subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000.

These rules require brokers who sell penny stocks to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security.

These rules may have an effect on the ability of brokers to sell the Company's Common Stock and may affect the development of a market for the Company's Common Stock.

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13) Lack of Operating History

The Company is a start up company and has no operating history as the Company was founded November 1999. The Company's business is subject to most of the risks inherent in the establishment of a new business enterprise. The Company's prospects are also subject to the risks, expenses and uncertainties frequently encountered by companies in the early stages of development in new and evolving markets for its air carrier services.

The likelihood of success of the Company must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the formation of a new business and the marketing of a new product.

The Company may not become profitable. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on a regular basis.

The Company expects to significantly increase its research and development, general and administrative, and marketing expenses. As a result, ECA will need to generate a significant and rapidly growing revenue stream to achieve and maintain profitability.


14) East Coast's business could grow at a rate that the company may have difficulty managing the growth

The Company believes that it has the opportunity to experience a period of rapid growth that could, under some circumstances, place a significant strain on resources. In such case, if the Company fails to manage the growth effectively, the quality of services will be impaired and financial performance would suffer.

To manage such future growth effectively, ECA must integrate new personnel, manage the expanded operations, invest in infrastructure and obtain sufficient additional space to house its operations.


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15) The Company may need additional capital in the future and additional financing may not be available.

East Coast forecasts its financing requirements to be $5,000,000 in order to commence its business plan. The Company anticipates raising such funds through sales of equity securities. Should such fundraising efforts not generate a minimum of at least $2,000,000, then the plan of the business would be exposed to failure. In such event, all funds invested in the Company could be unrecoverable.

The funds raised in the offerings, combined with the revenues generated from operations, are anticipated to be sufficient to meet the Company's anticipated working capital and capital expenditure requirements for at least the 6 months subsequent to the completion of the raising of the minimum noted previously. The Company may need to raise additional capital, however, to fund more rapid expansion, to develop new and to enhance existing services to respond to competitive pressures, and to acquire complementary business or technologies. The Company may not be able to obtain additional financing on terms favorable to ECA, if at all. If adequate funds are not available or are not available on terms favorable to us, the Company may not be able to effectively execute its business plan. Additionally, such funding will result in dilution to those shareholders acquiring shares through this offering in both net tangible book value as well as percentage ownership.


16) Lack of Public Market

No public market currently exists for the Common stock of the Company and no assurances can be given that the Company will be successful in that regard.


Item 2: Management `s Plan of Operation

Prior to service initiation from any point, the following actions are required to be completed.

- Development of a capital formation strategy

- Certification of the airline, acquisition of aircraft and final selection of service points.

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- Personnel hiring and training, including all flight as well as support personnel such as dispatch and maintenance.

- Facilities preparation at selected origin and destination points.

- Reservation system selection and implementation.

- Establishment of ground handling agreements at all intended destinations.

- Completion of marketing survey and analysis.

- Pre-sale of seats.

Management intends to complete these actions within a six month period. The two critical elements in the process are the securing of necessary capital and airline certification. Should delays be encountered in completing either of these steps, then the Company will not be in a position to initiate service within the six month timeline.


Item 3:  Description of Property

The company has no properties or assets at this time and has no agreements to acquire any properties. Acquisition of assets and operating facilities is dependent on the ability to raise funds.

Upon commencing operations, the Company intends to lease office and hangar space at one of the origination points in its route structure. The Company believes that suitable facilities will be available to it under favorable terms.


Item 4:   Security Ownership

The following table sets forth for any person or group who is known to be the beneficial owners of more than five per cent (5%) of any class of the Company's voting securities.


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Title of    Name and Address Of                            Percentage
 Class       Beneficial Owner          Amount              Of Class

Common      Robert J. Salluzzo       475,000 shares          90.3%
            Johnstown, New York

Common      Charles G. Youngblood     25,000 shares           4.8%
            Slingerlands, New York

Common      All Officers and         500,000 shares          95.1%
            Directors


Item 5:  Directors, Executive Officers, Promoters And Control
Persons

The directors and officers of the Company are noted below.

Name                          Age  Position

Robert J. Salluzzo CPA         53  President/CEO/Director

Charles G. Youngblood          42  Vice-President/Director

Mr. Salluzzo is also the Secretary of the Corporation and Mr. Youngblood is also the Treasurer of the Corporation.

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of he Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

Robert J. Salluzzo CPA - President / CEO / Director
Mr. Salluzzo is a commercial pilot rated in the Cessna Citation series of business jets. From 1977 through 1985 he flew as a member of the flight department of a Fortune Five Hundred company located in Albany, New
York.


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Mr. Salluzzo began his professional career with Price Waterhouse & Co.
in 1969, specializing in all areas of taxation relevant to multinational corporations, high net worth individuals and various charitable and personal benefit trusts. In 1976 he established his own accounting firm focusing on the needs of emerging businesses. In this capacity, he was involved in the structuring of multi-million dollar asset based credit facilities as well as integrating funding from economic development agencies into capital formation plans for development stage companies.

In 1985, he merged his firm into a major regional accounting firm located in Albany, New York. Mr. Salluzzo was one of six partners responsible for the substantial growth of the firm. In 1992 he retired to establish a consulting practice aimed solely at the needs of emerging and development stage companies with a concentration in aviation related activities including business planning for airports.

Throughout his professional career, Mr. Salluzzo has been heavily involved in aviation pursuits, not only as a pilot but also as a consultant in various aviation matters to include airline certification and management.

He was primarily responsible in a consulting role for the construction of two general aviation airports in New York State. He has consulted with numerous communities on air service needs as well as being a guest speaker at aviation seminars. He has also teamed with leading New York State engineering firms in relation to various airport projects throughout New York State.


Charles G. Youngblood - Vice President / Director

Mr. Youngblood is a practising attorney as well as a Certified Public Accountant. He is a partner in the law firm of Sullivan, McBride, Hess & Youngblood P.C. located in Albany, New York.

Mr. Youngblood's area of expertise is corporation law and in that regard has been extensively involved in advising emerging entities with respect to the appropriate corporate status and corporate situs to be used as well as guiding principals as to internal organizational matters such as by law structure, buy sell agreement and other succession issues. As a Certified Public Accountant he is also able to integrate operational planning into theadvisement offered.


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Mr. Youngblood was an adjucnt professor teaching undergraduate and graduate courses in the taxation of corporate reorganizations as well as general corporate taxation in the School of Business at the State
University at Albany.

He is a graduate of the Albany Law School of Union College as well as graduate of Washington State University, having graduated with a Bachelor of Arts Degree in Business Administration.



Item 6:  Executive Compensation

None of the company's officers and or directors have received any compensation for services from the inception to date. They have agreed to serve without compensation until operations have commenced, which is estimated as being as early as the fourth quarter of 2000 and predicated upon success in fundraising and execution of the Company's business plan.

No deferred compensation, pension, profit sharing, stock option or welfare benefit plan or program have been adopted by the company for the benefit of its officers or future employees.


Item 7:  Certain Relationships and Related Transactions

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


Item 8:  Description of Securities

The company's authorized capital stock consists of 20,000,000 shares of $.0001 par value common stock. There are 526,000 shares issued and outstanding.


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All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid non assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of the liquidation of the company each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the company's common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the board of Directors out of funds legally available therefor. The company's transfer agent is Interwest Transfer Company, Inc. of Salt Lake City, Utah.



Part II

Item 1:  Market Price of and Dividends on the Registrant's Common
Equity and Related Stockholder Matters

There is no trading market for the Company's Common Stock, therefore there is no market price. Further, there is no assurance that a trading market will develop or, in the event trading activity is commenced, that it will continue. The company intends to file with the NASD to secure a ticker symbol as well as begin trading in the National Quotation Bureau
LLC "Pink Sheets."

The common stock of the company is considered to be a "penny stock" within the definition of the Securities and Exchange Commission. For any transaction involving a penny stock, unless exempt, the rules require (1) that a broker or dealer approve a person's account for transactions in penny stocks, (2) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve an individual's account for transactions in penny stocks, the broker or dealer must deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (a) sets forth the basis on which the broker or dealer made the suitability determination and (b) that the broker or dealer received a signed written agreement from the
investor prior to the transaction.   Disclosure also has to be made abut the
risks of investing in penny stocks in both public offering and secondary trading, and about commissions payable to both broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The company has twenty-one shareholders including management who hold shares of the common stock of the Company. (See Item 4. of Part I, above.)


Item 2:  Legal Proceedings

There is no litigation pending or threatened by or against the company. There are no pending regulatory proceedings involving use of Counsel in any capacity.


Item 3:  Changes in and Disagreements with Accountants

The company has not changed accountants since its formation and there are no disagreements with the accounting firm with respect to any accounting policy adopted by the Company. There have been no management letters submitted by the accountants highlighting any reportable event requiring corrective action by the Company.


Item 4:  Recent Sales of Unregistered Securities

The Company has sold and issued 526,000 shares of its Common Stock as noted in the schedule below. A disclosure document was delivered to each investor prior to sale. Certain of the shares were issued in reliance on Rule 504 of Regulation D, as amended. Consistent with state requirements, the Company is currently undertaking the registration of these shares in Colorado for qualification of the securities as freely trading. There were no underwriters or promoters used in connection with the sale of these securities.

Range of
Dates                            Aggregate
For        Title Of   Amount of   Offering Consid- Exempt- Issue
Sale      Securities Securities   Price     eraton ion     Status
May 2000    Common     500,000    $   500    Cash  Reg D   Restricted
June 2000   Common      15,000      1,500    Cash  Reg D   Restricted
June 2000   Common      11,000      1,100    Cash  Reg D   Restricted
Totals                 526,000     $3,100


Item 5:  Indemnification of Directors and Officers

Section 145 of the General Corporation Law of Delaware provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company's Certificate of Incorporation provides that the Company will indemnify the officers and directors of the Company to the fullest extent permitted under the laws of the State of Delaware. In that regard, the Company is obligated to indemnify officers and directors of the Company from and against any and all judgements, fines, amounts paid in settlement, and reasonable expenses, including attorneys' fees, actually and necessarily incurred by an officer or director as a result of any action or proceeding, or any appeal therein, to the extent such amounts may be indemnified under the laws of Delaware; and to pay any officer or director of the Company in advance of the final disposition of any civil or criminal proceeding, the expenses incurred by such officer or director in defending such action or proceeding. The Company's obligation to indemnify its officers and directors continues to individuals who have ceased to be officers or directors of the Company, and to the heirs and personal representatives of former officers and directors the Company.

Part F/S
                                                         Page

Report of Independent Certified Public Accountant         24

Balance Sheet                                             25

Statement of Loss                                         26

Statement of Cash Flows                                   27

Statement of Shareholders' Equity                         28

Footnotes to Financial Statements                      29 - 31

Report of Independent Certified Public Accountant

To the Shareholders of East Coast Airlines, Inc.

I have audited the accompanying balance sheet of East Coast Airlines, Inc. as of May 31, 2000, and the related statements of loss, cash flows and shareholders' equity for the period since inception (November 17, 1999) then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Coast Airlines Inc. as of May 31, 2000, and the results of its operations and its cash flows for the period since inception ended May 31, 2000 in conformity with generally accepted accounting principles.

The Company is in its start-up phase and has no operating history. The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.


/s/ Daniel J. Baier
Daniel J. Baier, CPA, P.C.
Rochester, NY
June 7, 2000

East Coast Airlines, Inc. - A Development Stage Company
Balance Sheet
May 31, 2000


Assets

Cash                                             $ 475
                                                 -----

Total Assets                                     $ 475
                                                 =====


Liabilities and Shareholder's Equity

Accounts Payable                               $ 3,827
Taxes Payable                                      800
                                                 -----
Liabilities                                      4,627
                                                 -----

Common Stock - $.0001 Par Value - 20,000,000
Shares Authorized - 500,000 Shares Outstanding      50
Paid In Capital                                    450
Retained Deficit                                (4,652)
                                                 -----
Shareholder's Equity                            (4,152)
                                                 -----

Total Liabilities and Shareholder's Equity       $ 475
                                                 =====

See Accompanying Footnotes to Financial Statements

East Coast Airlines, Inc. - A Development Stage Company
Statement of Loss from Inception (November 17, 1999) to May 31, 2000


Revenue                                            $ -


Expenses
 Legal and Accounting Expense                    3,827
 Miscellaneous Expenses                             25
 Franchise Taxes                                   800
                                                 -----
Total Expenses                                   4,652
                                                 -----

Net Loss                                      $ (4,652)
                                                 =====

Shares of Common Stock Outstanding             500,000
                                                 =====

(Loss) per Common Share                       $ (0.009)
                                                 =====



See Accompanying Footnotes to Financial Statements

East Coast Airlines, Inc. - A Development Stage Company
Statement of Cash Flows from Inception (November 17, 1999) to May 31, 2000


                               (Uses) /
Sources of
Cash
Operating Cash Flow
(Loss) for period                             $ (4,652)
Less- Accounts Payable                           3,827
Less- Franchise Taxes Payable                      800
                                                 -----
Net Cash Used By Operations                        (25)
                                                 -----

Financing
Sale of Common Stock                               500
                                                 -----
Net Cash From Financing                            500
                                                 -----
Increase In Cash                                   475
Cash - Beginning                                    -
                                                 -----
Cash - Ending                                    $ 475
                                                 =====

Cash Paid for Interest                            $ -
                                                 =====

Cash Paid for Income Taxes                        $ -
                                                 =====


See Accompanying Footnotes to Financial Statements

East Coast Airlines, Inc. - A Development Stage Company
Statement of Shareholders' Equity
from Inception (November 17, 1999) to
May 31, 2000


                                            Number of Shares   Common Stock
Paid-In Capital   Deficit   Total
Balance at Inception (Mid-November, 1999)              -               -
-          -        -
Sale of Common Stock                              500,000            $ 50
$ 450               $ 500
Deficit for the period from Inception
to May 31, 2000
$ (4,652)  (4,652)
                                                 ---------         -------
---------   --------- --------
Balance at May 31, 2000                           500,000            $ 50
$ 450   $ (4,652) $(4,152)
                                                 =========         =======
=========   ========= ========




See Accompanying Footnotes to Financial Statements

East Coast Airlines, Inc. - A Development Stage Company
Footnotes to Financial Statements
May 31, 2000

Note 1  - Organization and Summary of Significant Accounting Policies

Organization:

The Company was incorporated in the State of Delaware on November 17, 1999. The Company intends to become a fully certified Federal Aviation Regulation
Part 121 air carrier.

East Coast's business purpose is to provide scheduled air service to small and medium sized markets which have experienced either a total or partial loss of air service as a result of shifts in emphasis by major airlines and their regional counterparts. The Company intends to be an independent carrier, not affiliated with any major airline. Starting in operations in New York State, the Company intends to expand throughout the Northeast and then to the Middle Atlantic States

Development Stage Operations:

From inception through the end of calendar year 1999 there were no activities conducted by the Company. Accordingly, financial transactions were first recorded in calendar year 2000.

The Company is in its start-up phase and has no operating history. From inception to May 31, 2000, the Company has not recognized any revenue; also, the Company has not capitalized any costs associated with its start-up.

Estimates:

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Comprehensive net income/loss:

The Company's financial statements reflect no items comprising other comprehensive income or loss as prescribed by Statement of Financial Accounting Standard ("SFAS") No. 130 - Reporting Comprehensive Income. Accordingly, the loss shown in the Statement of Loss is equivalent to the comprehensive net loss.

Loss per Common Share:

The Company's basic and diluted loss per share are substantially equivalent and are computed by dividing the net loss for the period by the average number of common shares outstanding for the period. In light of the Company's limited period since inception, the number of shares outstanding at May 31, 2000 were deemed to be outstanding for the entire period for the purpose of computing the loss per common share.

East Coast Airlines, Inc. - A Development Stage Company
Footnotes to Financial Statements
May 31, 2000

Revenue Recognition:

The Company has not recognized any revenue as it is in the early stage of its start-up of operations.

Cash:

Cash consists of cash on deposit at a financial institution.

Income Taxes:

The Company has not recognized any provision for the tax benefits associated with its loss from inception to May 31, 2000. Such loss may be carried forward for tax- return purposes. However, the Company is unable to predict the nature, timing and extent of near-term profitability; accordingly the Company presently intends to recognize such carryforward benefits when realized.


Note 2 - Development Stage Operations

The Company is in its start-up phase and has no operating history. The Company's business is subject to most of the risks inherent in the establishment of a new business enterprise. The likelihood of success of the Company must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the formation of a new business, raising operating and development capital, and the marketing of a new product.

The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.

Note 3 - Common Stock

The Company has a single class of Common Stock with a par value of $0.0001 per share. There are 20 million shares authorized, and at May 31, 2000, 500,000 shares were issued and outstanding to officers of the Company.

In June 2000, additional 26,000 shares of Common Stock were issued for aggregate proceeds of $2,600.

East Coast Airlines, Inc. - A Development Stage Company
Footnotes to Financial Statements
May 31, 2000

Such shares were issued without registration in reliance on an exemption in federal securities laws that permits issuance of stock up to $1 million without registration of the securities.

Note 4 - Subsequent Events

In June 2000, 26,000 shares of Common Stock were issued for aggregate proceeds of $2,600.

Part III

Item 1:  Index to Exhibits


Exhibit                                    Page
3.1 Certificate of Incorporation	      34-37

3.2 Corporate Charter and By Laws         38-47

27 Financial Data Schedule                  48

Signatures


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

East Coast Airlines, Inc

Date:  June 12,  2000

By:     /s/  Robert J. Salluzzo
             Robert J. Salluzzo, President and
             Chief Executive Officer

        /s/  Charles G. Youngblood
             Charles G. Youngblood, Vice President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: June 12,  2000     /s/  Robert J. Salluzzo
                               Robert J. Salluzzo, Director

Dated: June 12  ,  2000   /s/  Charles G. Youngblood
                               Charles G. Youngblood, Director

Exhibit 3.1 - Certificate of Incorporation

CERTIFICATE OF INCORPORATION

OF

EAST COAST AIRLINES, INC.


                    The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware ( particularly
Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

                    FIRST: The name of the corporation (hereinafter called the "corporation") is East Coast Airlines, Inc.

                    SECOND: The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is 1013 Centre Road, City of Wilmington 19805, County of
New Castle; and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service
Company.

                    THIRD: The nature of the business and purposes to be conducted and promoted by the corporation are as follows: to conduct a regional airline primarily servicing the Eastern United States. To conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                    FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Twenty Million
(20,000,000) shares. The par value of each of such shares is one one-hundredth of one cent ($ .0001) dollars. All such shares are of one class and are shares of Common Stock.

                    FIFTH: The name and the mailing address of the incorporator are as follows:

NAME                             MAILING ADDRESS

Charles G. Youngblood    4 Tower Place
                                          Albany, New York 12203

                    SIXTH: The corporation is to have perpetual existence.

                    SEVENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

                    EIGHTH: For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation, and regulation of the powers of the corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

          1. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws.
The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the corporation would have if there were no vacancies.
No election of directors need be by written ballot.

          2. After the original or other Bylaws of the corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provisions of Section 109 of the General Corporation Law of the State of Delaware, and, after the corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the Bylaws of the corporation may be exercised by the Board of Directors of the corporation; provided, however, that any provision for the classification of directors of the corporation for staggered terms pursuant to the provisions of subsection (d) of Section 141 of the General Corporation Law of the State of Delaware shall be set forth in an initial Bylaw or in a Bylaw adopted by the stockholders entitled to vote of the corporation unless provisions for such classification shall be set forth in this certificate of incorporation.

          3. Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) of Section 242 of the General
Corporation Law of the State of Delaware shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

                    NINTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

                    TENTH: The corporation shall , to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

                    ELEVENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article ELEVENTH.

Signed on November 17, 1999.

By: Charles G. Youngblood, Incorporator

Exhibit 3.2 - By Laws

3.2 Corporate Charter and By Laws


BY - LAWS
of
EAST COAST AIRLINES , INC.


ARTICLE I - OFFICES

                    SECTION I.     REGISTERED OFFICE.   - The
registered office shall be established and maintained at 1013 Centre Road, Wilmington in the County of New Castle in the State of Delaware.

                    SECTION 2.     OTHER OFFICES.        - The corporation
may have other offices, either within or with out the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.


ARTICLE II - MEETING OF STOCKHOLDERS

                    SECTION I.     ANNUAL MEETINGS.      - Annual
meetings of stockholders for the election of directors and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of meeting. In the event the Board of Directors fails to so determine the time, date and place of meeting, the annual meeting of stockholders shall be held at the registered office of the corporation in Delaware on

             If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and may transact such other corporate business as shall be stated in the notice of the meeting.

                    SECTION 2.      OTHER MEETINGS.     - Meetings of
stockholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting.

                    SECTION 3.     VOTING.       - Each stockholder entitled
to vote in accordance with the terms and provisions of the Certificate of Incorporation and these By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

                    SECTION 4.     STOCKHOLDER LIST.      -The officer
who has charge of the stock ledger of the corporation shall at least 10 days before each meeting of stockholders prepare a complete alphabetical addressed list of the stockholders entitled to vote at the ensuing election, with the number of shares held by each. Said list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be available for inspection at the meeting.

                    SECTION 5.     QUORUM.     - Except as otherwise
required by law, by the Certificate of Incorporation or by these By-
Laws, the presence, in person or by proxy, of stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the stockholders. In case a quorum shall not be present a any meeting, a majority in interest of the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

                    SECTION 6.     SPECIAL MEETINGS.   - Special
meetings of the stockholders, for any purpose, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the directors or stockholders entitled to vote. Such request shall state the purpose of the proposed meeting.

                    SECTION 7.     NOTICE OF MEETINGS.  - Written
notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his address as it appears on the records of the corporation, not less than ten nor more than fifty days before the date of the meeting.

                    SECTION 8.     BUSINESS TRANSACTED.     - No
business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

                    SECTION 9.     ACTION WITHOUT MEETING.     -
Except as otherwise provided by the Certificate of Incorporation, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the of the statutes or the Certificate of Incorporation or of these By-Laws, the meeting and vote of stockholders may be dispensed with, if all the stockholders who would have been entitled by vote upon the action if such meeting were held, shall consent in writing to such corporate action being taken.


ARTICLE III - DIRECTORS

                    SECTION I.     NUMBER AND TERM.     - The number
of directors shall be one (1). The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. The number of directors may not be less than three except that where all the shares of the corporation are owned beneficially and of record by either one or two stockholders, the number of directors may be less than three but not less than the number of stockholders.

                    SECTION 2.     RESIGNATIONS.     - Any director,
member of a committee or other officer may resign at any time. Such resignation shall be in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

                    SECTION 3.     VACANCIES.      - If the office of any
director, member of a committee or other officer becomes vacant, the remaining directors in office, though less than a quorum by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

                    SECTION 4.     REMOVAL.     - Any director or
directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the stockholders called for the purpose and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote.

                    SECTION 5.     INCREASE OR NUMBER.     - The
number of directors may be increased by amendment of these By-
Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify.

                    SECTION 6.     COMPENSATION.     - Directors shall
not receive any stated salary for their services as directors or as members of committees, but by resolution of the board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

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                    SECTION 7.     ACTION WITHOUT MEETING.     -
Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if prior to such action a written consent thereto is signed by all members of the board, or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the board or committee.


ARTICLE IV - OFFICERS

                    SECTION 1.     OFFICERS.     - The officers of the
corporation shall consist of a President, a Treasurer, and a Secretary, and shall be elected by the Board of Directors and shall hold office until their successors are elected and qualified. In addition, the Board of Directors may elect a Chairman, one or more Vice-Presidents and such Assistant Secretaries and Assistant Treasurers as it may deem proper. None of the officers of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two offices may be held by the same person.

                    SECTION 2.     OTHER OFFICERS AND AGENTS.     -
The board of Directors may appoint such officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such power and perform such duties as shall be determined from time to time by the Board of Directors.

                    SECTION 3.     CHAIRMAN.     - The Chairman of the
Board of Directors if one be elected, shall preside at all meetings of the Board of Directors and he shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

                    SECTION 4.     PRESIDENT.     - The President shall be
the chief executive officer of the corporation and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. He shall preside at all meetings of the stockholders if present thereat, and in the absence or non-election of the Chairman of the Board of Directors, at all meetings of the Board of Directors, and shall have general supervision, direction and control of the business of the corporation except as the Board of Directors shall authorize the execution thereof in some other

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manner, he shall execute bonds, mortgages, and other contracts in behalf of the corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant
Secretary or an Assistant Treasurer.

                    SECTION 5.     VICE-PRESIDENT.     - Each Vice-
President shall have such powers and shall perform such duties as shall be assigned to him by the directors.

                    SECTION 6.     TREASURER.     - the Treasurer shall
have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the corporation. He shall deposit all moneys and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

                   The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, or the President, taking proper vouchers for such disbursements. He shall render to the President and board of directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond for the faithful discharge of his duties in such amount and with such surety as the board shall prescribe.

                    SECTION 7.     SECRETARY.     - The Secretary shall
give, or cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the President, or by the directors, or stockholders, upon whose requisition the meeting is called as provided in these By-Laws. He shall record all the proceedings of the meetings of the corporation and of directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his signature or by the signature of any assistant secretary.


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                    SECTION 8.     ASSISTANT TREASURERS &
ASSISTANT SECRETARIES.  -  Assistant Treasurers and Assistant
Secretaries, if any, shall be elected and shall have such powers and perform such duties as shall be assigned to them, respectively, by the directors.


ARTICLE V

                    SECTION 1.     CERTIFICATES OF STOCK.     - Every
holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences an/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as other wise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences an/or rights. Where a certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, the signatures of such officers may be facsimiles.

                    SECTION 2.     LOST CERTIFICATES.    - New
certificates of stock may be issued in the place of any certificate therefore issued by the corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give

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the corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the corporation against it on account of the alleged loss of any such new certificate.

                    SECTION 3.     TRANSFER OF SHARES.     - The
shares of stock of the corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate, by who they shall cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

                    SECTION 4.     STOCKHOLDERS RECORD DATE.
- In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the day of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                    SECTION 5.     DIVIDENDS.     - Subject to the
provisions of the Certificate of Incorporation the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

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                    SECTION 6.     SEAL.     - The corporate seal shall be
circular in form and shall contain the name of the corporation, the year of its creation and the words "CORPORATE SEAL DELAWARE."
Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

                    SECTION 7.     FISCAL YEAR.     - The fiscal year of
the corporation shall be determined by resolution of the Board of Directors.

                    SECTION 8.     CHECKS.     - All checks, drafts, or other
orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by the officer or officers, agent or agents of the corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

                    SECTION 9.     NOTICE AND WAIVER OF NOTICE.
-Whenever any notice is required by these By-Laws to be given, personal notice is not meant unless expressly stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his address as it appears on the records of the corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

                    Whenever any notice whatever is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation of the corporation or these By-Laws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed proper notice.


ARTICLE VI - CLOSE CORPORATIONS: MANAGEMENT BY
SHAREHOLDERS

                    If the certificate of incorporation of the corporation states that the business and affairs of the corporation shall be managed by the shareholders of the corporation rather than by a board of directors,

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then, whenever the context so requires the shareholders of the corporation shall be deemed the directors of the corporation for purposes of applying any provision of these by-laws.


ARTICLE VII - AMENDMENTS

                    These By-Laws may be altered and repealed and By-Laws may be made at any annual meeting of the stockholders or at any special meeting thereof if notice thereof is contained in the notice of such special meeting by the affirmative vote of a majority of the stock issued and outstanding or entitled to vote thereat, or by the regular meeting of the Board of Directors, at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors, if notice thereof is contained in the notice of such special meeting.


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 [LEGEND]
This schedule contains summary financial information extracted from the Balance Sheet at May 31, 2000 and the Statement of Loss for the period since inception (November
17, 1999) ended May 31, 2000 and is qualified in its entirety by reference to such financial statements.
[/LEGEND]

[PERIOD-TYPE]                          12-MOS
[FISCAL-YEAR-END]                      DEC-31-1999
[PERIOD-END]                           MAY-31-2000
[CASH]                                 475
[SECURITIES]                           0
[RECEIVABLES]                          0
[ALLOWANCES]                           0
[INVENTORY]                            0
[CURRENT-ASSETS]                       475
[PP&E]                                 0
[DEPRECIATION]                         0
[TOTAL-ASSETS]                         475
[CURRENT-LIABILITIES]                  4627
[BONDS]                                0
[PREFERRED-MANDATORY]                  0
[PREFERRED]                            0
[COMMON]                               50
[OTHER-SE]                             (4202)
[TOTAL-LIABILITY-AND-EQUITY]           475
[SALES]                                0
[TOTAL-REVENUES]                       0
[CGS]                                  0
[TOTAL-COSTS]                          0
[OTHER-EXPENSES]                       4652
[LOSS-PROVISION]                       0
[INTEREST-EXPENSE]                     14
[INCOME-PRETAX]                        (4652)
[INCOME-TAX]                           0
[INCOME-CONTINUING]                    0
[DISCONTINUED]                         0
[EXTRAORDINARY]                        0
[CHANGES]                              0
[NET-INCOME]                           (4652)
[EPS-BASIC]                            (.01)
[EPS-DILUTED]                          (.01)

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